Exhibit 12.1

Jabil Circuit, Inc.

Computation of the Ratio of Earnings to Fixed Charges

	Years Ended August 31,						Three Months Ended November 30,
	2002	2003	2004	2005	2006	2007	2008
				(in thousands)
Calculation of Earnings:
Net Income	$38,731	$28,570	$173,730	$203,875	$164,518	$73,236	$62,001
Income taxes (benefit)	11,382	(7,766)	29,539	37,093	60,598	21,401	9,631

Income before taxes	$50,113	$20,804	$203,269	$240,968	$225,116	$94,637	$71,632

Plus:
Fixed charges	$25,266	$31,462	$33,021	$35,067	$41,818	$103,037	$30,988
Capitalized interest	(1,737)	(861)	(88)	(845)	(1,610)	(2,500)	(759)
Amortized of previously capitalized interest	120	153	190	192	218	265	69

Total earnings	$73,762	$51,558	$236,392	$275,382	$265,542	$195,439	$101,930

Calculation of Fixed Charges:
Interest on all indebtedness and amortization of debt discount and expense	$13,055	$17,019	$18,546	$20,667	$23,507	$86,069	$25,585
Capitalized interest	1,737	861	88	845	1,610	2,500	759
Interest factor attributable to rentals	10,474	13,582	14,388	13,555	16,702	14,468	4,644

Total fixed charges	$25,266	$31,462	$33,022	$35,067	$41,819	$103,037	$30,988

Ratio of Earnings to Fixed Charges	2.9x	1.6x	7.2x	7.9x	6.3x	1.9x	3.3x